File No. 811-8876



                     U.S. SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM N-2

                             REGISTRATION STATEMENT
                                      UNDER
                     THE INVESTMENT COMPANY ACT OF 1940   [X]


                               AMENDMENT NO. 4            [X]


                              SENIOR DEBT PORTFOLIO
               (Exact Name of Registrant as Specified in Charter)


                        The Bank of Nova Scotia Building
                     P.O. Box 501, George Town, Grand Cayman
                       CAYMAN ISLANDS, BRITISH WEST INDIES
                    (Address of Principal Executive Offices)


                                 (809) 949-2001
               Registrant's Telephone Number, including Area Code



                                 Alan R. Dynner
                 24 FEDERAL STREET, BOSTON, MASSACHUSETTS 02110
                     (Name and Address of Agent for Service)

     Throughout this Registration Statement, information concerning Senior Debt Portfolio (the "Portfolio") is incorporated by reference from the Registration Statement on Form N-2 of Eaton Vance Prime Rate Reserves (File No. 33-25731 under the Securities Act of 1933 (the "1933 Act")) (the "Amendment"), which was filed electronically with the Securities and Exchange Commission on April 24, 1997 (Accession No. 0000950156-97-000405). The Amendment contains the prospectus and statement of additional information ("SAI") of Eaton Vance Prime Rate Reserves (the "Feeder Fund"), which invests substantially all of its assets in the Portfolio.


                                     PART A

     Responses to Items 1, 2, 3.2, and 4 through 7 of Part A have been omitted pursuant to Paragraph 3 of Instruction G of the General Instructions to Form N-2.

ITEM 3.  FEE TABLE AND SYNOPSIS

     Not Applicable.

ITEM 8.  GENERAL DESCRIPTION OF THE REGISTRANT


     (1) The Portfolio is a closed-end, non-diversified management investment company which was organized as a trust under the laws of the State of New York on May 1, 1992. Interests in the Portfolio are issued solely in private placement transactions that do not involve any "public offering" within the meaning of Section 4(2) of the 1933 Act. Investments in the Portfolio may be made only by U.S. and foreign investment companies, common or commingled trust funds, organizations or trusts described in Sections 401(a) or 501(a) of the Internal Revenue Code of 1986, as amended (the "Code"), or similar organizations or entities that are "accredited investors" within the meaning of Regulation D under the 1933 Act. This Registration Statement, as amended, does not constitute an offer to sell, or the solicitation of an offer to buy, any "security" within the meaning of the 1933 Act.

     (2) - (4) Registrant incorporates by reference information concerning the Portfolio's investment objective and investment practices from "The Fund's Investment Objective" and "Investment Policies and Risks" in the Feeder Fund prospectus.

     (5) Investments in the Portfolio may not be transferred. However, the Portfolio may from time to time make tender offers at net asset value for the purchase of a portion of its interests. The price will be established at the close of business on the last day the tender offer is open. The Trustees presently intend each quarter to consider the making of such tender offers. However, there are no assurances that the Board of Trustees will, in fact, decide to undertake the making of such a tender offer. The Portfolio will make tender offers, if any, to all investors in the Portfolio on the same terms, which practice may affect the size of the Portfolio's offers. Subject to the Portfolio's investment restriction with respect to borrowings, the Portfolio may borrow money or issue debt obligations to finance its repurchase obligations pursuant to any such tender offers. See "Investment Restrictions" under Item 17 in Part B.

     Although the Trustees believe that tender offers generally would be beneficial to the Portfolio's investors, the acquisition of interests by the Portfolio will decrease the total assets of the Portfolio and therefore have the possible effect of increasing the Portfolio's expense ratio. Furthermore, if the Portfolio borrows to finance the making of tender offers, interest on such borrowing will reduce the Portfolio's net investment income.

     There are circumstances under which the purchase of interests in a tender offer, even if approved by the Board and made to investors, may not be effected by the Portfolio. These circumstances would arise if, in the judgment of the Trustees, (i) the Portfolio would not be able to liquidate assets in an orderly manner in light of existing market conditions and/or such liquidation would have an adverse effect on the net asset value of the Portfolio to the detriment of some Portfolio investors; (ii) the Portfolio's income would be taxed at the investor level because the investor would fail to qualify as a regulated investment company under the Code; or (iii) there exists (a) a limitation imposed by federal or state authorities on the extension of credit by lenders that affects the Portfolio, the Borrowers of Loans in which the Portfolio holds Loan Interests or the Intermediate Participants, (b) a banking moratorium declared by Federal or state authorities or any suspension of payments by banks in the United States, (c) a legal action or proceeding instituted or threatened which materially adversely affects the Portfolio, (d) a legal action or proceeding instituted or threatened which challenges such purchase, (e) an international or national calamity, such as commencement of war or armed hostilities, which directly or indirectly involves the United States, or (f) an event or condition not listed herein which would materially adversely affect the Portfolio if the tendered interests are purchased.

     If the Portfolio must liquidate portfolio securities in order to meet its tender obligations, the Portfolio, and therefore an investor in the Portfolio, may realize gains and losses. Such gains may be realized on securities held for less than three months. Because less than 30% of the Portfolio's annual gross income may be derived from the sale or disposition of securities held less than three months (in order for an investor in the Portfolio to retain its tax status as a regulated investment company), such gains could reduce the ability of the Portfolio to sell other securities held for less than three months that the Portfolio may wish to sell in the ordinary course of its portfolio management, which may adversely affect the Portfolio's yield.


     Each tender offer will be made and investors notified in accordance with the applicable requirements of the Securities Exchange Act of 1934, as amended, and the Investment Company Act of 1940, as amended (the "1940 Act"), by publication or mailing or both. Each offering document will contain such information as is prescribed by such laws and the rules and regulations promulgated thereunder. The Portfolio will pay all costs and expenses associated with the making of any such tender offers by the Portfolio.

     (6) Not applicable.

ITEM 9.  MANAGEMENT

     (1)(a) - (c) Registrant incorporates by reference information concerning the Portfolio's management from "Management of the Fund and the Portfolio" in the Feeder Fund prospectus.

     (1)(d) ADMINISTRATOR. IBT Trust Company (Cayman), Ltd., The Bank of Nova Scotia Building, P.O. Box 501, George Town, Grand Cayman, Cayman Islands, British West Indies, maintains the Portfolio's principal office and certain of its records and provides administrative assistance in connection with meetings of the Portfolio's Trustees and interestholders, for which services the Portfolio pays $1,500 per annum.

     (1)(e) TRANSFER AGENT. IBT Fund Services (Canada) Inc., 1 First Canadian Place, King Street West, Suite 2800, P.O. Box 231, Toronto, Ontario, Canada M5X 1C8, a subsidiary of Investors Bank & Trust, serves as transfer agent and dividend-paying agent of the Portfolio and computes the daily net asset value of interests in the Portfolio.

     CUSTODIAN. Investors Bank & Trust Company, 89 South Street, Boston, Massachusetts 02111, acts as custodian for the Portfolio.

     (1)(f) The Portfolio is responsible for all of its expenses not expressly stated to be payable by the other party under the Advisory Agreement, Administration Agreement or Placement Agent Agreement.

     (1)(g) Not applicable.

     (2) Not applicable.

     (3) CONTROL PERSONS. As of April 4, 1997, Eaton Vance Prime Rate Reserves and EV Classic Senior Floating-Rate Fund controlled the Portfolio by virtue of owning approximately 50.9% and 48.1%, respectively, of the outstanding voting interests in the Portfolio. Eaton Vance Prime Rate Reserves and EV Classic Senior Floating-Rate Fund are each closed-end, management investment companies.

ITEM 10.  CAPITAL STOCK, LONG-TERM DEBT, AND OTHER SECURITIES

     (1)(a) - (f) Registrant incorporates by reference information concerning interests in the Portfolio from "Organization of the Fund and the Portfolio" in the Feeder Fund prospectus and "Other Information" in the Feeder Fund SAI. An interest in the Portfolio has no preemptive or conversion rights and is fully paid and nonassessable by the Portfolio, except as described under "Organization of the Fund and the Portfolio" in the Feeder Fund prospectus.

     The Portfolio's net asset value is determined each day on which the New York Stock Exchange (the "Exchange") is open for trading ("Portfolio Business Day"). This determination is made each Portfolio Business Day as of the close of regular trading on the Exchange (currently 4:00 p.m., New York time) (the "Portfolio Valuation Time").

     Each investor in the Portfolio may add to or reduce its investment in the Portfolio on each Portfolio Business Day as of the Portfolio Valuation Time. The value of each investor's interest in the Portfolio will be determined by multiplying the net asset value of the Portfolio by the percentage, determined on the prior Portfolio Business Day, which represented that investor's share of the aggregate interests in the Portfolio on such prior day. Any additions or withdrawals (which would be made pursuant to Portfolio tender offers) for the current Portfolio Business Day will then be recorded. Each investor's percentage of the aggregate interests in the Portfolio will then be recomputed as a percentage equal to a fraction (i) the numerator of which is the value of such investor's investment in the Portfolio as of the Portfolio Valuation Time on the prior Portfolio Business Day plus or minus, as the case may be, the amount of any additions to or withdrawals from the investor's investment in the Portfolio on the current Portfolio Business Day and (ii) the denominator of which is the aggregate net asset value of the Portfolio as of the Portfolio Valuation Time on the prior Portfolio Business Day plus or minus, as the case may be, the amount of the net additions to or withdrawals from the aggregate investment in the Portfolio on the current Portfolio Business Day by all investors in the Portfolio. The percentage so determined will then be applied to determine the value of the investor's interest in the Portfolio for the current Portfolio Business Day.

     (2) and (3) Not applicable.

     (4) The Portfolio will allocate at least annually among its investors its net investment income, net realized capital gains, and any other items of income, gain, loss, deduction or credit. The Portfolio's net investment income consists of all income accrued on the Portfolio's assets, less all actual and accrued expenses of the Portfolio, determined in accordance with generally accepted accounting principles.

     Under the anticipated method of operation of the Portfolio, the Portfolio will not be subject to any federal income tax. See Item 22 in Part B. However, each investor in the Portfolio will take into account its allocable share of the Portfolio's ordinary income and capital gain in determining its federal income tax liability. The determination of each such share will be made in accordance with the governing instruments of the Portfolio, which are intended to comply with the requirements of the Code and the regulations promulgated thereunder.

     It is intended that the Portfolio's assets and income will be managed in such a way that an investor in the Portfolio that seeks to qualify as a regulated investment company ("RIC") under the Code will be able to satisfy the requirements for such qualification.

     (5) See Item 28 of Part C of this Registration Statement.

     (6) Not applicable.


ITEM 11.  DEFAULTS AND ARREARS ON SENIOR SECURITIES

     Not applicable.

ITEM 12.  LEGAL PROCEEDINGS

     Not applicable.

ITEM 13.  TABLE OF CONTENTS OF STATEMENT OF ADDITIONAL INFORMATION

     Not applicable.

                                     PART B

ITEM 14.  COVER PAGE

         Not applicable.

ITEM 15.  TABLE OF CONTENTS

                                                                          Page
     General Information and History.......................................B-1
     Investment Objective and Policies.....................................B-1
     Management............................................................B-1
     Control Persons and Principal Holders of Securities...................B-1
     Investment Advisory and Other Services................................B-2
     Brokerage Allocation and Other Practices..............................B-2
     Tax Status............................................................B-2
     Financial Statements..................................................B-4

ITEM 16.  GENERAL INFORMATION AND HISTORY

     Not applicable.

Item 17.  INVESTMENT OBJECTIVE AND POLICIES


     Part A contains additional information about the investment objective and policies of the Portfolio. This Part B should be read in conjunction with Part
A. Capitalized terms used in this Part B and not otherwise defined have the meanings given them in Part A.

     (1) - (3) Registrant incorporates by reference additional information concerning the investment policies of the Portfolio as well as information concerning the investment restrictions of the Portfolio from "Additional Information about Investment Policies" and "Investment Restrictions" in the Feeder Fund SAI.

     (4) The Portfolio's portfolio turnover rates for the fiscal years ended December 31, 1995 and 1996 were 39% and 75%, respectively.


ITEM 18.  MANAGEMENT


     Registrant incorporates by reference additional information concerning the management of the Portfolio from "Trustees and Officers" in the Feeder Fund SAI.


ITEM 19.  CONTROL PERSONS AND PRINCIPAL HOLDERS OF SECURITIES


     (1) and (2) As of April 4, 1997, the Feeder Fund and EV Classic Senior Floating-Rate Fund (the "Classic Fund") owned approximately 50.9% and 48.1%, respectively, of the value of the outstanding interests in the Portfolio. The Feeder Fund's and Classic Fund's principal business address is 24 Federal

Street, Boston, Massachusetts 02110. Because the Feeder Fund controls the Portfolio, it may take actions without the approval of any other investor. The Feeder Fund and the Classic Fund have informed the Portfolio that whenever they are requested to vote on matters pertaining to the fundamental policies of the Portfolio, they will hold a meeting of shareholders and will cast their votes as instructed by their shareholders. It is anticipated that any other investor in the Portfolio which is an investment company registered under the 1940 Act would follow the same or a similar practice. The Feeder Fund and the Classic Fund are each closed-end management investment companies organized as business trusts under the laws of the Commonwealth of Massachusetts.

    (3) As of March 31, 1997, the Trustees and officers of the Portfolio, as a group, did not own any interests in the Portfolio.


Item 20.  INVESTMENT ADVISORY AND OTHER SERVICES


     Registrant incorporates by reference information concerning investment advisory and other services provided to the Portfolio from "Investment Advisory and Other Services", "Custodian" and "Auditors " in the Feeder Fund SAI.


ITEM 21.  BROKERAGE ALLOCATION AND OTHER PRACTICES


     Registrant incorporates by reference information concerning the brokerage practices of the Portfolio from "Portfolio Trading" in the Feeder Fund SAI.


Item 22.  TAX STATUS


     The  Portfolio  has  received a revenue  ruling from the  Internal  Revenue
Service that, provided the Portfolio is operated at all times during its existence in accordance with certain organizational and operational documents, the Portfolio should be classified as a partnership under the Code, and it should not be a "publicly traded partnership" within the meaning of Section 7704 of the Code. Consequently, the Portfolio does not expect that it will be required to pay any federal income tax, and an investor will be required to take into account in determining its federal income tax liability its share of the Portfolio's income, gains, losses, deductions and credits.

     Under Subchapter K of the Code, a partnership is considered to be either an aggregate of its members or a separate entity, depending upon the factual and legal context in which the question arises. Under the aggregate approach, each partner is treated as an owner of an undivided interest in partnership assets and operations. Under the entity approach, the partnership is treated as a separate entity in which partners have no direct interest in partnership assets and operations. The Portfolio believes that, in the case of an investor in the Portfolio that seeks to qualify as a RIC under the Code, the aggregate approach should apply, and each such investor should accordingly be deemed to own a proportionate share of each of the assets of the Portfolio and to be entitled to the gross income of the Portfolio attributable to that share. Tax counsel has advised the Portfolio that such an investor should be treated as the owner of a proportionate share of the Portfolio's assets and income for purposes of all requirements of Sections 851(b), 852(b)(5), 853(a) and 854 of the Code. Further, the Portfolio believes that each investor in the Portfolio that seeks to qualify as a RIC should be deemed to hold its proportionate share of the Portfolio's assets for the period the Portfolio has held the assets or for the period the investor has been a partner in the Portfolio, for purposes of Subchapter K of the Code, whichever is shorter. Investors should consult their tax advisers regarding whether the entity or the aggregate approach applies to their investment in the Portfolio in light of their particular tax status and any special tax rules applicable to them.

     In order to enable an investor in the Portfolio (that is otherwise eligible) to qualify as a RIC under the Code, the Portfolio intends to satisfy the requirements of Subchapter M of the Code relating to sources of income and diversification of assets as if they were applicable to the Portfolio and to permit withdrawals in a manner that will enable an investor that is a RIC to comply with the distribution requirements applicable to RICs (including those under Sections 852 and 4982 of the Code). The Portfolio will allocate at least annually among its investors such investor's distributive share of the Portfolio's net investment income, net realized capital gains, and any other items of income, gain, loss, deduction or credit in a manner intended to comply with the Code and applicable Treasury regulations. Tax counsel has advised the Portfolio that the Portfolio's allocations of taxable income and loss should have "economic effect" under applicable Treasury regulations.

     To the extent cash proceeds of any withdrawal exceed an investor's adjusted basis of his interest in the Portfolio, the investor will generally realize a gain for federal income tax purposes. If, upon a complete withdrawal (repurchase of the entire interest), an investor receives only liquid proceeds (and/or unrealized receivables) and the investor's adjusted basis of his interest exceeds the liquid proceeds of such withdrawal, the investor will generally realize a loss for federal income tax purposes. In addition, on a distribution to an investor from the Portfolio (whether pursuant to a partial or complete withdrawal or otherwise), (1) income or gain will be recognized if the distribution is in liquidation of the investor's entire interest in the Portfolio and includes a disproportionate share of any unrealized receivables held by the Portfolio and (2) gain or loss may be recognized on a distribution to an investor that contributed property to the Portfolio. The tax consequences of a withdrawal of property (instead of or in addition to liquid proceeds) will be different and will depend on the specific factual circumstances. An investor's adjusted basis of an interest in the Portfolio will be the aggregate prices paid therefor (including the adjusted basis of contributed property and any gain recognized on the contribution thereof), increased by the amounts of such investor's distributive share of items of income (including interest income exempt from federal income tax) and realized net gain of the Portfolio, and reduced, but not below zero, by (i) the amounts of such investor's distributive share of items of Portfolio loss, and (ii) the amount of any cash distributions (including distributions of interest income exempt from federal income tax and cash distributions on withdrawals from the Portfolio) and the basis to the investor of any property received by such investor other than in liquidation, and (iii) the investor's distributive share of the Portfolio's nondeductible expenditures not properly chargeable to capital account. Increases or decreases in an investor's share of the Portfolio's liabilities may also result in corresponding increases or decreases in such adjusted basis. Cash distributions in excess of a holder's adjusted basis in the holder's interest in the Portfolio immediately prior thereto generally will result in the recognition of gain to such holder in the amount of such excess.

     The Portfolio may be subject to foreign withholding taxes with respect to income on certain loans to foreign Borrowers. These taxes may be reduced or eliminated under the terms of an applicable U.S. income tax treaty. The anticipated extent of the Portfolio's investment in foreign securities is such that it is not expected that an investor that is a RIC will be eligible to pass through to its shareholders foreign taxes paid by the Portfolio and allocated to the investor, so that shareholders of such a RIC will not be entitled to foreign tax credits or deductions for foreign taxes paid by the Portfolio and allocated to the RIC. Certain foreign exchange gains and losses realized by the Portfolio and allocated to the RIC will be treated as ordinary income and losses. Certain uses of foreign currency and investment by the Portfolio in the stock of certain "passive foreign investment companies" may be limited or a tax election may be made, if available, in order to enable an investor that is a RIC to preserve its qualification as a RIC or to avoid imposition of a tax on such an investor.

     An entity that is treated as a partnership under the Code, such as the Portfolio, is generally treated as a partnership under state and local tax laws, but certain states may have different entity classification criteria and may therefore reach a different conclusion. Entities that are classified as partnerships are not treated as taxable entities under most state and local tax laws, and the income of a partnership is considered to be income of partners both in timing and in character. The laws of the various states and local taxing authorities vary with respect to the taxation of such interest income, as well as to the status of a partnership interest under state and local tax laws, and each holder of an interest in the Portfolio is advised to consult his own tax adviser.


     The foregoing discussion does not address the special tax rules applicable to certain classes of investors, such as tax-exempt entities, insurance companies and financial institutions. Investors should consult their own tax advisers with respect to special tax rules that may apply in their particular situations, as well as the state, local or foreign tax consequences of investing in the Portfolio.

ITEM 23.  FINANCIAL STATEMENTS


     The following audited financial statements of the Portfolio are incorporated by reference into this Part B and have been so incorporated in reliance upon the report of Deloitte & Touche, independent certified public accountants, as experts in accounting and auditing.

         Portfolio of  Investments  as of December 31, 1996
         Statement of Assets and Liabilities as of December 31, 1996
         Statement of Operations for the fiscal year ended December 31, 1996 Statement of Cash Flows for the fiscal year ended December 31, 1996 Statement of Changes in Net Assets for the fiscal year ended December 31, 1996 and for the period from the start of business, February 22, 1995 to December 31, 1995
         Supplementary Data for the fiscal year ended December 31, 1996 and for the period from the start of business, February 22, 1995, to December 31, 1995
         Notes to Financial  Statements
         Independent Auditors' Report

     For purposes of the EDGAR filing of this amendment to the Portfolio's registration statement, the Portfolio incorporates by reference the above audited financial statements, as previously filed electronically with the Commission (Accession Number 0000950156-97-000170).

                                     PART C

                                OTHER INFORMATION

ITEM 24. FINANCIAL STATEMENTS AND EXHIBITS

(1)  FINANCIAL STATEMENTS:

     The financial statements called for by this item are incorporated by reference in Part B and listed in Item 23 hereof.

(2)  EXHIBITS:


     (a) Amended and Restated Declaration of Trust dated as of November 21, 1994, filed as Exhibit (a) to Amendment No. 3 and incorporated herein by reference.

     (b) By-Laws adopted May 1, 1992 filed as Exhibit (b) to Amendment No. 3 and incorporated herein by reference.

     (c)  Not applicable.

     (d)  Not applicable.

     (e)  Not applicable.

     (f)  Not applicable.

     (g) Investment Advisory Agreement between the Registrant and Boston Management and Research dated February 22, 1995 filed as Exhibit (g) to Amendment No. 3 and incorporated herein by reference.

     (h) Placement Agent Agreement with Eaton Vance Distributors, Inc. dated November 1, 1996, filed herewith.

     (i) The Securities and Exchange Commission has granted the Registrant an exemptive order that permits the Registrant to enter into deferred compensation arrangements with its independent Trustees. See IN THE MATTER OF CAPITAL EXCHANGE FUND, INC., Release No. IC-20671 (November 1, 1994).

     (j) Custodian Agreement with Investors Bank & Trust Company dated February 14, 1997 filed herewith.

     (k) (1) Accounting and Interestholder Services Agreement with IBT Fund Services (Canada) Inc. dated December 30, 1994, filed as Exhibit
          (k)(1) to Amendment No. 2 and incorporated herein by reference.

          (2) Administration Agreement with IBT Trust Company (Cayman) Ltd. dated October 23, 1995 filed as Exhibit (k)(2) to Amendment No. 3 and incorporated herein by reference.

     (l)  Not applicable.

     (m)  Not applicable.

     (n)  Not applicable.

     (o)  Not applicable.

     (p) Investment representation letter of Boston Management and Research dated October 25, 1994 filed as Exhibit (p) to Amendment No. 3 and incorporated herein by reference.


     (q)  Not applicable.

     (r)  Not applicable.

ITEM 25. MARKETING ARRANGEMENTS

     Not applicable.

ITEM 26. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

     Not applicable.

ITEM 27. PERSONS CONTROLLED BY OR UNDER COMMON CONTROL

     None.

ITEM 28. NUMBER OF HOLDERS OF SECURITIES


                          (1)                                (2)
                                                          Number of
                    TITLE OF CLASS                     RECORD HOLDERS

                       Interests                     As of April 4, 1997
                                                              4


ITEM 29. INDEMNIFICATION


     Article V of the Registrant's Amended and Restated Declaration of Trust contains indemnification provisions for Trustees and officers. The Trustees and officers of the Registrant and the personnel of the Registrant's investment adviser are insured under an errors and omissions liability insurance policy.

     The Placement Agent Agreement also provides for reciprocal indemnity of the placement agent, on the one hand, and the Trustees and officers, on the other.


ITEM 30. BUSINESS AND OTHER CONNECTIONS OF THE INVESTMENT ADVISER

     To the knowledge of the Portfolio, none of the trustees or officers of the Portfolio's investment adviser, except as set forth on its Form ADV as filed with the Securities and Exchange Commission, is engaged in any other business, profession, vocation or employment of a substantial nature, except that certain trustees and officers also hold various positions with and engage in business for affiliates of the investment adviser.

ITEM 31. LOCATION OF ACCOUNTS AND RECORDS


     All applicable accounts, books and documents required to be maintained by the Registrant by Section 31(a) of the 1940 Act, as amended, and the Rules promulgated thereunder are in the possession and custody of the Registrant's custodian, Investors Bank & Trust Company, 89 South Street, Boston, MA 02111, with the exception of certain corporate documents and portfolio trading documents that are in the possession and custody of the Registrant's investment adviser, Boston Management and Research Management, 24 Federal Street, Boston, MA 02110. Certain corporate documents are also maintained by IBT Trust Company (Cayman) Ltd., The Bank of Nova Scotia Building, P.O. Box 501, George Town, Grand Cayman, Cayman Islands, British West Indies, and certain investor account and Portfolio accounting records are held by IBT Fund Services (Canada) Inc., 1 First Canadian Place, King Street West, Suite 2800, P.O. Box 231, Toronto, Ontario, Canada M5X 1C8. The Registrant is informed that all applicable accounts, books and documents required to be maintained by registered investment advisers are in the custody and possession of Registrant's investment adviser.


ITEM 32. MANAGEMENT SERVICES

     None.

ITEM 33. UNDERTAKINGS

     Not applicable.

                                   SIGNATURES


     Pursuant to the requirements of the Investment Company Act of 1940, the Registrant has duly caused this Amendment to the Registration Statement on Form N-2 to be signed on its behalf by the undersigned, thereunto duly authorized, in Hamilton, Bermuda on the 14th day of February, 1997.


                                        SENIOR DEBT PORTFOLIO

                                        By:  /S/ JAMES B. HAWKES
                                           ------------------------------
                                                 James B. Hawkes
                                                 President

                                  EXHIBIT INDEX


EXHIBIT NO.    DESCRIPTION OF EXHIBIT


   (h) Placement Agent Agreement with Eaton Vance Distributors, Inc. dated November 1, 1996


   (j) Custodian Agreement with Investors Bank & Trust Company dated February 14, 1997.